UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date:December 2, 2015
Commission File Number: 000-53808

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road, Suite 100
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No    ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Term Sheet, dated November 23, 2015

99.2	Underwriting Agreement, dated November 25, 2015

99.3	Prospectus Supplement, dated November 25, 2015

99.4	Consent Letter of Underwriters’ Legal Counsel, dated November 25, 2015

99.5	Consent Letter of Issuer’s Legal Counsel, dated November 25, 2015

99.6	Auditors’ Consent Letter, dated November 25, 2015

99.7	Press Release, dated November 23, 2015

99.8	Closing Press Release, dated December 2, 2015

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (registrant)

Date: December 2, 2015	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer